April 21, 2010

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Global Geophysical Services, Inc.

Amendment No. 4 to Form S-1

Filed April 6, 2010

Amendment No. 5 to Form S-1

Filed April 15, 2010

File No. 333-162540

Dear Mr. Schwall:

Global Geophysical Services, Inc. (the “Company”), hereby submits the following responses to your letter dated April 19, 2010, containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 4 to Form S-1 filed with the Commission on April 6, 2010 and Amendment No. 5 to Form S-1 filed with the Commission on April 16, 2010 (File No. 333-162540). For your convenience, the Company has reproduced your comments in this letter in bold italics typeface, and has made its corresponding responses below the applicable comment in normal typeface. Page references contained in the Company’s responses are to the amended pages of the prospectus that are being submitted to the Staff on a supplemental basis with this letter. The Company respectfully requests that the Staff advise the Company at its earliest convenience whether the Company’s responses adequately address each of the Staff’s comments.

Use of Proceeds, page 29

1.                                      We note that you have allocated a substantial majority of the proceeds to be raised in this offering for “Capital Expenditures and General Working Capital Purposes.”  Please break out the capital expenditures portion from this amount and provide a reasonably detailed explanation of how you intend to use these funds both with and without a concurrent notes offering closing.  In this regard, we note your disclosure at pages 52 and 53.  Please refer to comment twelve from our letter dated November 13, 2009.

Response:

We have included additional language on pages 29 and 30 to include a discussion of our planned use of proceeds for capital expenditures, both with and without the closing of the concurrent notes offering.

2.                                      Please also provide additional detailed disclosure regarding how you intend to use any proceeds that result from the exercise of the over-allotment option by the underwriters.

Response:

We have included a sentence on pages 29 and 30 to explain the use of proceeds arising from the possible exercise of the underwriters’ over-allotment option.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Bryce D. Linsenmayer
Bryce D. Linsenmayer

cc w/enclosures:	Shannon Buskirk (SEC)
Chris White (SEC)
John Lucas (SEC)
Timothy Levenberg (SEC)